SodaStream International Ltd.

Chief Financial Officer’s Commentary

Fourth Quarter and Full Year 2012

Revenue, Net income and EPS for the comparable periods are also provided in this document, on a non-IFRS basis, in U.S. dollar ("USD") translated from Euro ("EUR") at the average exchange rate of the respective periods.

Fourth Quarter 2012

Revenue

Fourth quarter revenue increased 55.2% to $132.9 million from $85.7 million in the fourth quarter 2011.

Americas’ revenue increased 96.3% to $62.8 million from $32.0 million; Western Europe revenue increased 30.9% to $51.9 million from $39.7 million; Asia-Pacific revenue increased 31.1% to $11.6 million from $8.8 million; and CEMEA revenue increased 28.1% to $6.6 million from $5.2 million.

The following table sets forth each region’s contribution to total revenue and a comparison with the fourth quarter 2011 (percentage):

Region	Portion of the revenue in three months ended		Revenue increase between periods
	December 31, 2011	December 31, 2012
The Americas	37.3%	47.2%	96.3%
Western Europe	46.4%	39.1%	30.9%
Asia-Pacific	10.3%	8.7%	31.1%
Central & Eastern Europe, Middle East & Africa	6.0%	5.0%	28.1%
Total	100.0%	100.0%	55.2%

The fourth quarter 2012 was the first quarter in which the Americas was the highest selling region. Americas’ revenue increased due to continued growth in household penetration in the U.S. and Canada demonstrated by the growing number of Soda Makers and Consumables sold in the region. The distribution channel in Canada that was acquired in September 2012 had no material impact on the comparison between the periods, due to the country’s immaterial revenue contribution in the fourth quarter 2011. Western Europe revenue increase was driven mainly by the Nordics, France and Germany. The transfer to self-distribution in the Nordics contributed 11% to the revenue increase of the region. Asia-Pacific’s revenue increase was due to increased sales in Australia and CEMEA’s revenue increase was mainly due to the Czech Republic’s return to growth.

Soda maker unit sales increased 45% to 1.1 million from 767,000. CO2 refill unit sales increased 26% to 4.3 million; and flavor unit sales increased 60% to 7.4 million. Both CO2 refill and flavor sales unit increases reflect growth in all regions following the continued expansion of the SodaStream user base.

Gross Margin

Fourth quarter gross margin was 53.0% in 2012 compared to 57.3% in the prior year. The decrease was in-line with guidance and primarily due to higher dependency on subcontractors and expedited shipments including air freight of raw materials and finished goods mainly to support the Source launch and to fulfill better than expected overall demand. This negative impact on the gross margin was partially offset by an increase in direct distribution that accounted for 82% of total revenue in the quarter compared to 75% in the fourth quarter 2011. The increase in direct distribution is mainly due to growth in U.S. revenue and the shift to self-distribution in the Nordics.

Sales & Marketing

Sales and marketing expenses in the quarter increased by 45.0% to $52.8 million, or 39.7% of revenue, compared to $36.4 million, or 42.5% of revenue for the fourth quarter 2011.

Selling expenses within the sales and marketing expenses amounted to $22.7 million, or 17.0% of revenue, compared to $14.9 million or 17.4% of revenue in the fourth quarter 2011. Advertising and promotion expenses were $30.1 million, or 22.7% of revenue in the quarter, compared to $21.5 million, or 25.1% of revenue in the fourth quarter 2011.

General & Administrative

General and administrative expenses for the fourth quarter were $10.2 million, or 7.6% of revenue, compared to $7.4 million, or 8.7% of revenue in the fourth quarter 2011. The 110 basis point improvement was driven by leveraging fixed expenses on higher revenue, partially offset by additional expenses associated with the Nordics and Canada acquisitions. Fourth quarter 2012 also included additional share-based compensation expense associated with the adoption of a new long-term incentive plan for the Company’s Chief Executive Officer.

Share-based compensation expense in the quarter amounted to $1.9 million, compared to $1.3 million in the fourth quarter 2011. Excluding the share-based compensation expense, general and administrative expenses were 6.2% of revenue in the quarter, compared to 7.1% in the fourth quarter 2011.

Operating Income

Operating income increased to $7.9 million, or 5.9% of revenue, as compared to $5.3 million, or 6.2% of revenue in the fourth quarter 2011.

Tax Rate

Tax expense was $78,000 representing a 1.0% effective tax rate compared to $306,000 or a 5.4% effective tax rate in the fourth quarter 2011. This reduction in effective tax rate is primarily attributable to additional utilization of taxable expenses in one of our jurisdictions following an agreement with the tax authority secured late in the quarter.

Net Income

Fourth quarter 2012 net income on an IFRS basis was $7.5 million, or $0.36 per share, based on 21.0 million weighted shares outstanding, compared to net income on IFRS basis of $5.3 million, or $0.26 per share, based on 20.8 million weighted shares outstanding in the fourth quarter 2011.

Excluding the share-based compensation expense, fourth quarter 2012 adjusted net income was $9.4 million, or $0.45 per diluted share, compared to adjusted net income of $6.7 million, or $0.32 per diluted share a year ago.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") did not have a material impact on revenue and operating income of the quarter compared to fourth quarter 2011 as on average there was no material change in the USD rate against most of the Company’s business currencies and the constant EUR/USD translation rate of 1.2973. Approximately 55% of revenue was denominated in non-USD currencies, most of which were currencies used also in the fourth quarter 2011, mainly the EUR. Approximately 68% of costs and expenses were also denominated in non-USD currencies, mainly the EUR and the Israeli Shekel.

Full Year 2012

Revenue

Full year revenue increased 51.0% to $436.3 million from $289.0 million in 2011.

Americas’ revenue increased 88.0% to $157.7 million from $83.9 million; Western Europe revenue increased 33.4% to $204.3 million from $153.2 million; Asia-Pacific revenue increased 101.7% to $42.4 million from $21.0 million; and CEMEA revenue increased 3.4% to $31.9 million from $30.9 million.

The transfer to self-distribution in the Nordics contributed approximately $16 million to the revenue in the year.

The following table sets forth each region’s contribution to total revenue and a comparison with 2011 (percentage):

Region	Portion of the revenue in year ended		Revenue increase between periods
	December 31, 2011	December 31, 2012
The Americas	29.0%	36.1%	88.0%
Western Europe	53.0%	46.9%	33.4%
Asia-Pacific	7.3%	9.7%	101.7%
Central & Eastern Europe, Middle East & Africa	10.7%	7.3%	3.4%
Total	100.0%	100.0%	51.0%

The Americas’ revenue increased following the continued growth in household penetration in the U.S. The distribution channel in Canada that was acquired in September 2012 had no material impact on the comparison between the periods, due to the country’s immaterial revenue contribution in 2011. Asia Pacific revenue increased due to increased sales in Japan, Australia and South Korea, and Western Europe and CEMEA combined decreased to 54% of total revenue from 64% in the comparable year despite the overall revenue increase in both regions.

Soda maker unit sales increased 29% to 3.5 million from 2.7 million. CO2 refill unit sales increased 24% to 16.5 million; and flavor unit sales increased 49% to 28.1 million. Both CO2 refill and flavor sales unit increases reflect growth in all regions following the continued expansion of the SodaStream user base.

Gross Margin

Annual gross margin was 54.0% this year compared to 54.5% in the prior year. The decrease was in-line with guidance and primarily due to higher dependency on subcontractors and expedited shipments including air freight of raw materials and finished goods mainly to support the Source launch and to fulfill better than expected overall demand. This negative impact on the gross margin was partially offset by an increase in direct distribution that accounted for 75% of total revenue in the year compared to 63% in 2011. The increase in direct distribution is mainly due to growth in U.S. revenue and the shift to self-distribution in the Nordics.

Sales & Marketing

Sales and marketing expenses increased by 54.3% to $153.0 million, or 35.1% of revenue, compared to $99.2 million, or 34.3% of revenue in 2011.

Selling expenses within the sales and marketing expenses amounted to $78.7 million or 18.0% of revenue, compared to $53.2 million or 18.4% of revenue in the full-year 2011. Advertising and promotion expenses were $74.3 million or 17.1% of revenue in the year, compared to $46.0 million or 15.9% of revenue in the full-year 2011.

General & Administrative

General and administrative expenses for the year were $37.8 million, or 8.7% of revenue, compared to $29.8 million, or 10.3% of revenue in 2011. The 160 basis point improvement was driven by leveraging fixed expenses on higher revenue, partially offset by additional expenses associated with the Nordics and Canada acquisitions. 2012 also included additional share-based compensation expense associated with the adoption of a new long-term incentive plan for the Company’s Chief Executive Officer.

Share-based compensation expense in the full-year amounted to $6.2 million, compared to $5.4 million in 2011. Excluding the share-based compensation expense, general and administrative expenses were 7.2% of revenue in the year, compared to 8.5% in the full-year 2011.

Operating Income

Operating income increased to $45.5 million, or 10.4% of revenue, as compared to $28.7 million, or 9.9% of revenue in 2011.

Tax Rate

Tax expense was $737,000 representing a 1.7% effective tax rate compared to $3.4 million or a 10.9% effective tax rate in 2011. This reduction in effective tax rate is primarily attributable to an adjustment of tax provision that resulted from agreements with the tax authorities in some of our jurisdictions, one of which was secured late in the fourth quarter and by utilization of taxable expenses.

Net Income

2012 net income on an IFRS basis was $43.9 million, or $2.09 per share, based on 21.0 million weighted shares outstanding, compared to net income on IFRS basis of $27.5 million, or $1.34 per share, based on 20.6 million weighted shares outstanding in 2011.

Excluding the share-based compensation expense, the adjusted net income was $50.0 million, or $2.39 per diluted share, compared to adjusted net income of $32.9 million, or $1.60 per diluted share in 2011.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") did not have a material impact on revenue and operating income in 2012 compared to 2011 as on average there was no material change in the USD rate against most of the Company’s business currencies and the constant EUR/USD translation rate of 1.2973. Approximately 62% of revenue was denominated in non-USD currencies, most of which were currencies used also in 2011, mainly the EUR. Approximately 67% of the costs and expenses were also denominated in non-USD currencies, mainly the EUR and the Israeli Shekel.

Balance Sheet

As of December 31, 2012, the Company had cash and cash equivalents and bank deposits of $62.1 million compared to $50.7 million at September 30, 2012 and $74.3 million at December 31, 2011. The increase compared to September 30, 2012 was mainly due cash flow from operations. The decrease compared to year-end 2011 was primarily attributable to the acquisition of the Nordics and Canadian distribution activities, debt repayment and working capital increase. As of December 31 and September 30, 2012, the Company had no outstanding loans and borrowings compared to $4.0 million of bank debt as of December 31, 2011.

December 31, 2012 working capital decreased by $6.3 million to $95.1 million from $101.4 million as of September 30, 2012 and increased by $16.8 million from $78.3 million as of December 31, 2011.

Inventories increased by $1.9 million to $112.7 million as of December 31, 2012 compared to $110.8 million as of September 30, 2012. Compared to December 31, 2011 inventory increased by $36.1 million from $76.6 million mainly due to the additional Nordics and Canadian inventory and the growth of our business.

Change in Reporting Currency

Beginning with the quarter ended March 31, 2012, the Company changed its reporting currency to the USD. Previously, the Company presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in EUR. In accordance with IFRS, the financial statements for comparative periods were translated into the new reporting currency using the EUR to USD exchange rate at January 1, 2012 of €1.00 = $1.2973.

Revenue, Net income and EPS for the comparable periods in USD translated at the average exchange rate of the respective periods (non-IFRS basis)

	Q4 12	Q4 11	Q4 11 (non-IFRS)
		€1.00 = $1.2973	€1.00 = $1.3481
Revenue ('000)	$132,947	$85,688	$89,043
Net income ('000)	$7,533	$5,321	$5,529
Net income ('000) (non-IFRS)	$9,429	$6,670	$6,931
EPS diluted	$0.36	$0.26	$0.27
EPS diluted (non-IFRS)	$0.45	$0.32	$0.33

	Q1-4 12	Q1-4 11	Q1-4 11 (non-IFRS)
		€1.00 = $1.2973	€1.00 = $1.3925
Revenue ('000)	$436,316	$288,953	$310,157
Net income ('000)	$43,860	$27,485	$29,502
Net income ('000) (non-IFRS)	$50,049	$32,874	$35,286
EPS diluted	$2.09	$1.34	$1.43
EPS diluted (non-IFRS)	$2.39	$1.60	$1.72